FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2004

CROW TECHNOLOGIES 1977 LTD.
(Translation of Registrant’s name into English)

57 Hamelacha Street, Holon, Israel.
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information contained in this Form 6-K

We, Crow Technologies 1977 Ltd. (the “Company”) would like to announce that on March 11, 2004 we held our Annual General Meeting, on which the following resolutions were approved:

1.	To renew the current Board of Directors members’ services (Mr. Uri Bar-Ner will maintain his position as independent director pursuant to the law).

2.	To appoint Mr. Alex Verber as an independent director of the Company for another term.

3.	To ratify the appointment of the accounting firm of Kost Forer Gabbay & Co. as the independent auditors of the Company for the year 2003 and thereafter until the next Annual General Meeting of the Company, and to ratify their fees, as determined by the Board of Directors.

4.	Further to the resolution of the Audit Committee and the Board of Directors of the Company, to approve the Service Agreement with Mr. Meir Jacobson – the chairman of the Board of Directors of the Company – according to which Mr. Jacobson is rendering to the Company his services with respect to management and negotiations of the Company with various banks and other financing entities, affective as of June 1, 2003.

5.	To replace the current Articles of Association of the Company with a new Articles of Association, designed to match the provisions of the new Israeli Companies Law of 1999.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 14, 2004	Crow Technologies 1977 Ltd. BY: /S/ Shmuel Melman —————————————— Shmuel Melman Chief Executive Officer